SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

American Lorain Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

027297100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 027297100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tongley Investment Ltd., British Virgin Islands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,618,421 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,618,421 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,618,421 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 027297100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jiayu Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,618,421 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,618,421 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,618,421 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 027297100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Weimin Yin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,618,421 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,618,421 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,618,421 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 027297100

Item 1(a).	Name of Issuer:

American Lorain Corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

Beihuan Zhong Road
Junan County
Shandong, China 276600

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of Tongley Investment Ltd., Jiayu Wang and Weiming Yin (the "Reporting Persons").

The principal business office of the Reporting Persons is P.O. Box 957, Offshore Incorporeations Centre, Road Town, Tortola, British Virigina Islands. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

027297100

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,618,421 shares of Common Stock*

(b)	Percent of class:

Based on 34,616,714 shares of Common Stock of the Issuer outstanding as of November 12, 2012, the Reporting Persons hold approximately 10.5%* of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 3,618,421 shares of Common Stock*

(ii)	Shared power to vote or direct the vote: 0

SCHEDULE 13G

CUSIP NO. 027297100

(iii)	Sole power to dispose or to direct the disposition of 3,618,421 shares of Common Stock*

(iv)	Shared power to dispose of or direct the disposition of: 0

*Tongley Investment Ltd. is owned by Jiayu Wang, an Australian individual, and Weimin Yin, a PRC individual. Mr. Wang and Mr. Yin may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Tongley Investment Ltd., but expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Tongley Investment Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 027297100

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013

TONGLEY INVESTMENT LTD.

By: /s/ Weimin Yin
Weimin Yin
Executive Director

/s/ JiayuWang
Jiayu Wang

/s/ Weimin Yin
Weimin Yin

SCHEDULE 13G

CUSIP NO. 027297100

LIST OF EXHIBITS

Exhibit No.	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons’ Report on Schedule 13G filed on February 14, 2011)